Exhibit 99.1

KNOT Offshore Partners LP announces termination of discussions on proposed buyout offer from Knutsen NYK Offshore Tankers AS

March 19, 2026

ABERDEEN, Scotland--(BUSINESS WIRE)--KNOT Offshore Partners LP (NYSE:KNOP) (“The Partnership”) announced today that discussions regarding the unsolicited non-binding proposal received by the Partnership on October 31, 2025 from Knutsen NYK Offshore Tankers AS (“KNOT”), pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for cash (the “KNOT Offer”), have been terminated.

The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained independent financial and legal advisors to assist it in evaluating the KNOT Offer.

The Conflicts Committee and its independent advisors reviewed the KNOT Offer and had several discussions with KNOT over the last few months regarding the potential transaction.

Following such discussions, the parties have determined that they will not be able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

KNOT Offshore Partners LP
Derek Lowe
Chief Executive Officer and Chief Financial Officer
Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP